UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 PROMULGATED THEREUNDER

ENERGROUP HOLDINGS CORPORATION

(Exact name of registrant as specified in charter)

Nevada
(State or other Jurisdiction of Incorporation or Organization)

000-32873 (Commission File Number)	87-0420774 (IRS Employer Identification No.)
No. 9, Xin Yi Street, Ganjingzi District Dalian City, Liaoning Province, PRC 116039 (Address of Principal Executive Offices and zip code)

+86 411 867 166 96
(Registrant’s telephone number, including area code)

12890 Hilltop Road
Argyle, Texas 76226
(Former name or former address, if changed since last report)

(972) 233-0300
(Former Issuer’s Telephone Number)

January 17, 2008

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

This Information Statement is being provided for informational purposes only. No vote or other action of the shareholders of Energroup Holdings Corporation is required in connection with this Information Statement. No proxies are being solicited and you are requested not to send a proxy to Energroup Holdings Corporation.

INTRODUCTION

This Information Statement is being furnished to shareholders of record as of December 28, 2007 (“Record Date”), of the outstanding shares of common stock, $0.001 par value per share (the “Common Stock”) of Energroup Holdings Corporation, a Nevada corporation (“Energroup”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a proposed change in the majority of the directors of the Energroup’s Board of Directors in connection with a share exchange agreement entered into on December 31, 2007 between the Registrant and Precious Sheen Investments Limited, a British Virgin Islands company. This Information Statement is being provided for information purposes only. Energroup is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by Energroup’s shareholders.

CHANGE IN CONTROL TRANSACTION

On December 31, 2007, Energroup Holdings Corporation, a Nevada corporation (“Energroup,” or the “Registrant”) in a reverse take-over transaction (the “Exchange Transaction”), acquired a meat and food processing business based in China that specializes in pork and pork products, by executing a Share Exchange Agreement (the “Exchange Agreement”) by and among the Registrant, Precious Sheen Investments Limited, a British Virgin Islands company (“PSI”), and all of the shareholders of PSI’s issued and outstanding share capital (the “PSI Shareholders”). PSI owns 100% of the equity in Dalian Precious Sheen Investments Consulting Co., Ltd., a wholly foreign owned enterprise in the People’s Republic of China (“Chuming”). Chuming is a holding company for the following three operating subsidiaries: (i) Dalian Chuming Slaughter and Packaging Pork Company Ltd., (ii) Dalian Chuming Processed Foods Company Ltd., and (iii) Dalian Chuming Sales Company Ltd., each of which is a limited liability company headquartered in, and organized under the laws of, China (collectively, the “Chuming Operating Subsidiaries”). Throughout this Schedule 14f-1, PSI, Chuming and the Chuming Operating Subsidiaries are sometimes collectively referred to as the “Chuming Group.”

Under the Exchange Agreement, at the closing on December 31, 2007 (the “Closing” and the date thereof, the “Closing Date”), the Registrant completed the acquisition of all of the issued and outstanding shares of PSI through the issuance of 16,850,000 restricted shares of common stock of the Registrant to the PSI Shareholders. Immediately prior to the Exchange Agreement transaction, the Registrant had 422,756 shares of common stock issued and outstanding. Immediately after the issuance of the shares to the PSI Shareholders, the Registrant had 17,272,756 shares of common stock issued and outstanding.

As a result of the Exchange Transaction, the PSI Shareholders acquired shares constituting a majority of the issued and outstanding stock of Energroup, and PSI became Energroup’s wholly-owned subsidiary. As a result of PSI becoming the Energroup’s wholly-owned subsidiary, Energroup acquired the business and operations of Chuming and the Chuming Operating Subsidiaries.

Pursuant to the terms of the Exchange Agreement, Mr. Timothy Halter, the former sole director and officer of Energroup, agreed to resign as the sole director, subject to and immediately following to satisfaction of all three of the following conditions: (i) the closing of the Exchange Transaction, (ii) the appointment of one of more successor directors in accordance with the terms of the Exchange Agreement, and (iii) the expiration of the 10-day period following the filing and delivery of this Information Statement. Pursuant to the Exchange Agreement seven (7) successor directors were appointed to the board, namely, Shi Huashan (Chairman of the Board of Directors), Wang Shu, Ma Fengqin, Wang Shuying, Matthew Dillon, Wendy Li and Nestor Gounaris. The biographical summaries of each of these board appointees appear below in this Information Statement in the section titled “Directors and Officers”. The resignation of the former sole director, and effective appointment of the seven successor directors, is subject to the conclusion of the 10-day period (the “10-day Period”) that follows the date on which this Schedule 14f-1 is filed with the Commission and transmitted to the Registrant’s shareholders of record. This Schedule 14f-1 will be mailed to the shareholders of record on or about January 17, 2008. The 10-day Period is expected to conclude on or about January 28, 2008.

The Exchange Agreement additionally provides that Mr. Timothy Halter will resign from all of his officer positions with Energroup (President, Secretary and Treasurer) effective as of the Closing Date. Concurrently with Mr. Halter’s resignation from his officer positions, the following persons were appointed as successor officers of Energroup, with their respective titles set forth below opposite such individual’s name and whose biographical descriptions appear below in the section titled “Directors and Officers”:

Name	Age	Position
Shi Huashan	49	President and Chief Executive Officer
Wang Shu	33	Chief Financial Officer
Chen Fuyuan	43	Chief Operating Officer

Concurrently with the Exchange Agreement, the Company also entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to issue and sell 3,863,635 shares of its common stock to fifteen accredited investors for an aggregate purchase price of $17,000,000 (the “Financing”). The Financing and the Exchange Transaction closed simultaneously on December 31, 2007 (the “Closing”).

VOTING SECURITIES

As of the Record Date, Energroup’s voting securities consisted of 422,756 issued and outstanding shares of Common Stock, $0.001 par value. Holders of the Common Stock are entitled to one vote per share on all matters to be voted on by Energroup’s shareholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors.

BUSINESS OF ENERGROUP HOLDINGS CORPORATION

Prior to the Exchange Transaction, Energroup was a public reporting “shell” company with nominal assets whose sole business was to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which Energroup would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.

BUSINESS OF PRECIOUS SHEEN INVESTMENTS LIMITED

PSI is a company incorporated under the laws of the British Virgin Islands in May 2007, and as of the Closing, is the wholly-owned subsidiary of Energroup. PSI owns 100% of the equity in Chuming, which is a holding company for the following three operating subsidiaries: (i) Dalian Chuming Slaughter and Packaging Pork Company Ltd., (ii) Dalian Chuming Processed Foods Company Ltd., and (iii) Dalian Chuming Sales Company Ltd., each of which is a limited liability company headquartered in, and organized under the laws of, China.

Company Organization

Dalian Precious Sheen Investments Consulting Co., Ltd. (“Chuming”) is a holding company established in the People’s Republic of China (the “PRC” or “China”) formed for the purpose of providing a group structure to enhance the viable capacity of its three PRC operating subsidiaries (collectively, the “Chuming Operating Subsidiaries”):

•	Dalian Chuming Slaughter and Packaging Pork Company Ltd., whose primary business activity is acquiring, slaughtering and packaging of pork and cattle;

•	Dalian Chuming Processed Foods Company Ltd., whose primary business activity is the processing of raw and cooked meat products; and

•	Dalian Chuming Sales Company Ltd., which is responsible for Chuming’s sales, marketing and distribution operations.

The three operating subsidiaries are spin-off constituents of Chuming’s former parent company, Dalian Chuming Group Co., Ltd. Chuming’s primary business activities are the production, packing and sale of fresh pork and also production of processed meat products for distribution and sale to clients throughout the PRC. Chuming is headquartered in the City of Dalian, Liaoning Province of China.

Corporate Reorganization

PRC law currently has limits on foreign ownership of certain companies. To enable Chuming to raise equity capital from investors outside of China, it established an offshore holding company by incorporating Precious Sheen Investments Limited in the British Virgin Islands (“PSI”) in May 2007. On September 26, 2007, Chuming entered into share transfer agreements with Dalian Chuming Group Co., Ltd., under which Dalian Chuming Group Co., Ltd. agreed to transfer ownership of the Chuming Operating Subsidiaries to Chuming. On October 23, 2007, Chuming completed all required registrations to complete the share transfer, and became the 100% owner of the Chuming Operating Subsidiaries. On November 14, 2007 the Dalian Commerce Bureau approved the transfer of Dalian Chuming Group Co., Ltd.’s 68% interest in Chuming to PSI, and upon this transfer, Chuming became a wholly foreign owned enterprise, with PSI as the 100% owner of Chuming (including its subsidiaries). On December 13, 2007, the PRC government authorities issued Chuming a business license formally recognizing it as a wholly foreign owned enterprise, of which PSI is the sole shareholder.

Company Overview and History

Originally established in 1999 as Dalian Chuming Group Co., Ltd. (the former parent of Chuming), Chuming is a processor and supplier of fresh and frozen meat and meat products, the majority of which are pork or pork-based. Chuming is among a select group of industrialized farming corporations in northeastern China and is known for its international quality management standards and international safety certifications. Chuming is the second largest pork producer in both China’s Northeast Region (which has a population of approximately 108 million), as well as in Liaoning Province (which has a population of approximately 42 million), and is the largest in Dalian City (which has a population of approximately 3 million). At present, all of Chuming’s sales are within China, which is the world’s largest consumer of pork with 54 million metric tons consumed in 2006. In addition to pork being the meat of choice of Chinese consumers, due to the rapid development of the Chinese economy, urbanization and strong income growth, pork consumption patterns are changing and consumption levels continue to increase. Chuming has been a significant producer and supplier in China’s meat industry and has experienced profitability and growth since its inception in 1999. From 2003 to 2006, Chuming’s sales grew at an average rate of 42% per annum.

Since 1999, the Chuming has been producing and marketing frozen fresh pork and meat products. The major products are:

•	Fresh meat - pork that is processed in a controlled environmental chamber with closely monitored temperatures to ensure quality and safety standards right up to delivery.

•	Frozen fresh meat - butchered pigs that are processed and immediately frozen, such as smoked pork, ham and roast.

•	Frozen fresh byproducts - pork byproducts including the pig’s liver, stomach, intestine, head and hoof.

Chuming and its former parent, Dalian Chuming Group Co., Ltd., have established and maintained an integrated pork production cycle that culminates in sales of fresh and frozen pork. This cycle includes feedstuff production (of which Dalian Chuming Group Co., Ltd. is capable of producing 300,000 tons annually, feeding one million pigs), pig breeding, slaughtering, processing, packaging and distribution. The predecessor company of the Dalian Chuming Group Co., Ltd., The Dalian Chuming Industry Co., established the first modern pig-breeding farm in Dalian in 1992. This initiative was undertaken as a major project of the ‘Vegetable Basket Project’ in Dalian. The Vegetable Basket Project is a government-funded program devised by China’s Ministry of Agriculture to improve China’s unstable food supply and increase food production.

Chuming is the first company in China’s meat industry to receive “Green Food” certification from China’s Ministry of Agriculture. Green Food is an innovative certification project unique to China that is awarded to food producers who produce using environmentally sustainable methods and meet certain technical standards of quality control, safety, and product quality and low levels of pollution. Under strict supervision, control and regulation in production, processing, packing, storage and transportation, Green Food-certified companies must apply these quality control standards from field to customer and regulate the application of inputs, including pesticide, fertilizer, veterinary drug and additives to minimize environmental pollution and prevent toxic and harmful substances from entering the food supply chain. The Green Food certification is based on standards defined by the Codex Alimentarius Commission (“CAC”), a joint body of the United Nations Food and Agriculture Organization and the World Health Organization.

In 2007, certain investors and members of Dalian Chuming Group Co., Ltd.’s management team established Chuming as a wholly foreign owned enterprise and holding company for the Chuming Operating Subsidiaries. Chuming operates its business in the city of Dalian, in the Liaoning Province of China.

DIRECTORS AND OFFICERS

Current Directors and Executive Officers

The following table sets forth information regarding Energroup’s current directors and executive officers. The three executive officers were appointed upon the Closing.

Name	Position Held	Age	Date First Appointed
Timothy P. Halter	Director	41	May 22, 2007
Shi Huashan	President and Chief Executive Officer	49	December 31, 2007
Wang Shu	Chief Financial Officer	33	December 31, 2007
Chen Fuyuan	Chief Operating Officer	43	December 31, 2007

Proposed Directors

The following table sets forth information regarding our proposed directors to be appointed upon compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

Name	Proposed Position with the Registrant	Age
Shi Huashan	Chairman of the Board of Directors	49
Wang Shu	Director	33
Ma Fengqin	Director	45
Wang Shuying	Director	57
Matthew Dillon	Director	47
Wendy Li	Director	47
Nestor Gounaris	Director	36

Business Experience

The following is a summary of the education and business experience during at least the past five years of both the departing director and executive officer, and the proposed successor directors and executive officers. The following information includes the person’s principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

Mr. Timothy P. Halter, age 41, is the departing President, Secretary, Treasurer and sole director of Energroup, positions which he has held since May 22, 2007. Mr. Halter serves as Chairman of Halter Financial Group, L.P., a Texas limited partnership and a Dallas, Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance. Mr. Halter has been engaged in this business enterprise since 1995. Mr. Halter currently serves as a director of the following public companies: DXP Enterprises, Inc. (a Texas corporation), Nevstar Corporation (a Nevada corporation), Marketing Acquisition Corporation (a Nevada corporation), BTHC VIII, Inc. (a Delaware corporation), BTHC X, Inc. (a Delaware corporation), BTHC XIV, Inc. (a Delaware corporation), and BTHC XV, Inc. (a Delaware corporation).

Mr. Shi Huashan, age 49, is a graduate of Beijing Renwen University in Corporate Law, and the founder of Chuming. Mr. Shi Huashan has nearly 20 years of experience in the food industry. He established Dalian Chuming Industry Development Company in 1992, which started the Dalian Chuming Group Co., Ltd. From 1992 to present he has served as President and CEO of Chuming and the Dalian Chuming Group Co., Ltd. companies. In 2004, he was selected by the China Meats Association as one of the “Ten Most Influential Entrepreneurs in the China Meat Industry.” Mr. Shi Huashan is the current President of the Dalian Food Association. He is Chuming’s President, Chief Executive Officer, and Chairman of the Board of Directors.

Ms. Wang Shu, age 33, is a graduate of Liaoning University, with a major in accounting, Ms. Wang Shu has more than 11 years of experience in finance. From 1996 to 2001, she worked at Dalian Huaqiao House Development Company as its chief accountant. In 2001, she joined Dalian Chuming Group Co., Ltd., and in her present role serves as Chuming’s as Chief Financial Officer, and as a member of the Board of Directors

Mr. Chen Fuyuan, age 43, is a graduate of Dalian University of Technology, with a major in Mechanical Engineering. Mr. Chen Fuyuan has more than 15 years of experience in the food industry. From 1986 to 1998, he worked at Dalian Food Company as a vice manager. In 1998, he joined Dalian Chuming Group Co. Ltd. as vice general manager and general engineer. He presently serves as Chuming’s Chief Operating Officer.

Ms. Ma Fengqin, age 45, is a graduate of Dalian Electric Power Economic School, with a major in accounting. From 1990 to 1993, she worked at Dalian Thermo Engineering Company as its Chief Accountant. From 1992 to 2001, Ms. Ma served as Vice President of Dalian Chuming Industry Development Company. Since 2002 she has served as Chuming’s Vice President, and a member of the Board of Directors. Ms. Ma is married to Mr. Shi Huashan, the successor Chairman of the Board of Directors.

Ms. Wang Shuying, age 57, appointee to the Board of Directors, served from 1996-2004 as Chief of the Dalian Planning Committee’s Agriculture Economy Development Section, and now works as a consultant to the Section.  From 1991-1996 she was Vice Chief of the Section.  A graduate of Dalian Railway College, she was a staff member of the Dalian Machinery Bureau’s Agriculture Machinery Department from 1977-1984.  From 1984-1989 Ms. Wang was Chief of the Dalian Planning Committee’s Industry Section, before undertaking German language studies at the Beijing Foreign Trading University.  She completed a training program in Germany at Heidelberg Hiller College from 1989-1991 prior to returning to Dalian’s Planning Committee.

Mr. Matthew Dillon, age 47, appointee to the Board of Directors, has been President of Dalian Global Link Consultants in Dalian, China since 1998.  He was previously a Senior Engineer with Aeronautical Radio, Inc. in Annapolis, MD and an Avionics Systems Specialist in the U.S. Air Force.  Mr. Dillon speaks Mandarin, earning a Chinese Language Certificate from Dalian Maritime University, where he has owned the Dalian I-55 Coffee Stop and Bakery since 2000.  A graduate of Southern Illinois University with a BS degree in Industrial Engineering and Technology, he also earned a Master of Divinity degree from the Southern Baptist Theological Seminary in Louisville, KY.

Ms. Wendy Li, age 47, appointee to the Board of Directors, is a Certified Public Accountant working since July 2002 in Shanghai for Omron (China) Co., Ltd. as IAB Group Controller. From February 1999 to June 2002 she was employed by NetStar System, Inc., in Dallas as an Oracle Consultant.  Ms. Li served in China as Chief Financial Officer for Shanghai Richina Leather Co., Ltd. from April 1996 to December 1998, a 1,200-employee firm, publicly-listed on the New Zealand Exchange. From April 1994 to March 1996 she worked for Avon Products (China) Ltd. as Director of Finance and Operations.  Ms. Li earned her CPA in Texas in 1990, and worked for Deloitte & Touche in Dallas as a Senior Auditor from July 1991 to September 1993.  She holds an MBA in Finance and an MS in Accounting, both from the University of Texas at Dallas.  Ms. Li earned a BS in Accounting and a MS in Economics, both from Shanghai University of Finance & Economics, and served as a lecturer there from February 1984 to August 1986.  She is a Member of the American Institute of Certified Public Accountants.

Mr. Nestor Gounaris, age 36, appointee to the Board of Directors, has been a principal at China Solutions LLC from Spring 2005 to the present. At China Solutions LLC, Mr. Gounaris advises and assists clients, including foreign ministries, ship owners, private equity investors, manufacturers and service providers, with foreign direct investment in China and in the operation of such investments.  From Summer 2003 to Spring 2005, Mr. Gounaris was an associate attorney with Simmons & Simmons in Shanghai, where he focused his practice on corporate law and foreign direct investment in the PRC. Mr. Gounaris began his career as an associate attorney O’Melveny & Myers in Shanghai, where he worked from Fall 2001 to 2003.  Mr. Gounaris holds a law degree from the University of Virginia School of Law, and a bachelors degree in Foreign Studies from Georgetown University, School of Foreign Service.

Family Relationships

There are no family relationships among any of Energroup’s directors, executive officers and proposed directors or executive officers.

Involvement in Certain Legal Proceedings

None of Energroup’s promoters, control persons, sole director or office, or any proposed directors or officers, have been involved in any of the following events during the past five years: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offenses; (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (4) being found by a court of competent jurisdiction, in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

CORPORATE GOVERNANCE

Board of Directors; Term of Office

Our board of directors currently consists of one member, Mr. Timothy P. Halter, who is no longer an employee. All members of our board of directors serve in their capacity until their terms expire or until their successors are duly elected and qualified. Our bylaws provide that the authorized number of directors will be not less than one.

In connection with the Exchange Transaction, Timothy P. Halter has agreed to resign from our board of directors and elect Mr. Shi Huashan as the successor chairman of our board of directors. In this capacity, Mr. Shi Huashan will be responsible for meeting with our Chief Financial Officer to review financial and operating results, reviewing agendas and minutes of board and committee meetings, and presiding at the meetings of the board of directors. The foregoing director resignations and appointments shall be effective upon the conclusion of the 10-day Period.

Board and Committee Meetings; Director Independence

Energroup’s Board of Directors held no formal meetings during the fiscal year ended December 31, 2007. All proceedings of the board of directors were conducted by resolutions consented to in writing by the sole director and filed with the minutes of the proceedings of the board of directors. Such resolutions consented to in writing by the sole director are, according to the corporate laws of the State of Nevada and our Bylaws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

As of this date, the Registrant’s Board of Directors has not appointed an audit committee or compensation committee; however, the Registrant is not currently required to have such committees. The functions ordinarily handled by these committees are currently handled by our entire board of directors. Our board of directors intends, however, to review our governance structure and institute board committees as necessary and advisable in the future, to facilitate the management of our business.

Energroup’s current Board of Directors believes that the departing sole director, Timothy P. Halter, does not qualify as an “audit committee financial expert” as defined in Item 401(e) of Regulation S-B. However, the Board of Directors has agreed to elect Wendy Li as a director of the Registrant and management believes that Wendy Li meets the criteria to serve as our “audit committee financial expert.”

Energroup’s Board of Directors has determined that Energroup’s departing sole director, Timothy P. Halter, does not qualify as “independent” as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules. However, effective upon the conclusion of the 10-day Period, our board of directors shall consist of four independent directors, Wang Shuying, Matthew Dillon, Wendy Li and Nestor Gounaris, and three non-independent directors, Shi Huashan, Wang Shu and Ma Fengqin. Based on our current knowledge, we believe that a majority of our board of directors will consist of independent directors in accordance with definitions and criteria applicable under the NASDAQ rules.

Energroup does not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. The Registrant believes that a specific nominating policy would be premature and of little assistance until Energroup’s business operations develop to a more advanced level. The Registrant does not currently have any specific or minimum criteria for the election of nominees to the Board of Directors, and does not have any specific process or procedure for evaluating such nominees. The current Board of Directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with Energroup’s Board of Directors may do so by directing a written request addressed to the President at the address appearing on the first page of this Information Statement.

LEGAL PROCEEDINGS

The Registrant knows of no material, existing or pending legal proceedings against Energroup, nor is Energroup involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of its current directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to Energroup.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

In addition to the Exchange Transaction, the Registrant had the following transactions, since the beginning of Energroup’s last fiscal year in which Energroup was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of Energroup’s total assets at year-end for the last three completed fiscal years, and in which any related person had or will have a direct or indirect material interest:

Related Party Transactions of Chuming

Four members of Chuming management’ team also have roles with Chuming’s former parent, Dalian Chuming Group Co., Ltd. Mr. Shi Huashan, our President and CEO, together with Ms. Wang Shu, CFO, Mr. Chen Fuyuan, COO, and Mr. Yan Jinglu, Marketing Director, are not exclusively employed by Chuming. They are also under contract with Chuming’s former parent, the Dalian Chuming Group Co., Ltd., although they work for Chuming on a full time basis.

Chuming conducts business with the following related parties: Dalian Chuming Group Co., Ltd. which is currently composed of the following subsidiaries that are not consolidated in Chuming: (1) Dalian Chuming Industrial Development Co., Ltd., (2) Dalian Chuming Trading Co., Ltd, (3) Dalian Mingxing Livestock Product Co. Ltd., (4) Dalian Chuming Stockbreeding Combo Development Co., Ltd., (5) Dalian Chuming Fodder Co., Ltd., and (6) Dalian Chuming Biological Technology Co., Ltd.. Chuming and the aforementioned related parties have a common ownership. All transactions with related parties were performed at arm’s length.

On December 17, 2007 Dalian Chuming Slaughter and Packaging Pork Company, a subsidiary of Chuming, entered into a Long-Term Hog Procurement Agreement IV with Dalian Chuming Group Company, Ltd., Chuming’s former parent. This agreement specifies that Dalian Chuming Group Co., Ltd. should supply no less than 750,000 live hogs to Chuming in 2008, 800,000 in 2009, and 800,000 in 2010, and the price for the hogs is at the fair market price at the time of acquisition.

Related Party Transactions of Energroup

Set forth below are the related party transactions since December 31, 2006 between the Company’s shareholders, officers and/or directors, and the Company.

The Company recorded a liability of $25,871 as of March 31, 2007. The unsecured loan bears no interest and is due on demand. For the three months ended March 31, 2007 and 2006, a shareholder paid $3,193 and $2,538 in expenses on behalf of the Company, respectively.

On May 3, 2007, the Company, along with its then-current directors and executive officers, entered into a stock purchase agreement with Halter Financial Investments, L.P., a Texas limited partnership (“HFI”), pursuant to which the Company agreed to sell to HFI 11,200,000 pre-reverse split shares (approximately 1,600,000 post-reverse split shares) of unregistered, restricted common stock for $350,000 cash. This transaction closed on May 22, 2007. In conjunction with this stock purchase agreement, on May 3, 2007, certain of the Company’s then-principal shareholders, as a condition of the closing of the stock purchase agreement surrendered and cancelled 1,350,000 then-issued and outstanding shares of the Company common stock. These shares were surrendered as follows: Jenson Services, Inc., which then owned 2,480,500 pre-reverse split shares (approximately 354,290 post-reverse split shares) (or approximately 68% of our then-outstanding voting securities) delivered 375,000 of its pre-reverse split shares (approximately 53,572 post-reverse split shares) for cancellation; James P. Doolin, which then owned 475,000 pre-reverse split shares (approximately 67,858 post-reverse split shares) (or approximately 13% of our then-outstanding voting securities) delivered 475,000 pre-reverse split shares (approximately 67,858 post-reverse split shares) for cancellation; and his sister, Alycia Anthony, which then owned 500,000 pre-reverse split shares (approximately 71,429 post-reverse split shares (or approximately 14% of our then-outstanding voting securities) delivered 500,000 pre-reverse split shares (approximately 71,429 post-reverse split shares) for cancellation. All of these cancelled shares were returned to the status of authorized and unissued shares of the Company. No consideration was given by the Company in the cancellation of these shares. The effect of the share cancellations was to reduce the carrying par value of shares surrendered and a corresponding increase to additional paid-in capital.

Under the terms of the stock purchase agreement, on May 3, 2007, the Company’s then-current board of directors declared a special cash distribution of $0.1219 per share to the Company’s shareholders of record as of May 17, 2007, the record date for the special cash distribution. Neither HFI or the shares surrendered by Jenson Services or James P. Doolin or Alycia Anthony participated in the special cash distribution. The special cash distribution was paid on May 29, 2007, to shareholders of record on the record date, subject to the closing of the stock purchase agreement. The special cash distribution was paid to the holders of an aggregate 2,297,421 pre-reverse split shares of the Company’s common stock, after giving effect to the cancellation of 1,350,000 pre-reverse split shares discussed above, which resulted in a total cash distribution of approximately $280,000. The special cash distribution was a condition of the closing of the stock purchase agreement. The special cash distribution is treated as a cash dividend in the Company’s financial statements for the quarters ended June 30 and September 30, 2007.

Further, the stock purchase agreement contained covenants that required HFI, in its capacity as the Company’s controlling shareholder following closing of the stock purchase agreement, to agree that it will not approve any reverse splits other than a one-time reverse split of not greater than 1-for-7 without the prior consent of the Company’s former officers as representatives of the Company’s continuing shareholders; that it will not authorize the issuance of any additional shares of common stock or securities convertible into shares of common stock except in connection with a combination transaction with a corporation with current business operations (a “Going Public Transaction”); and that it will not allow the Company to enter into a Going Public Transaction unless the Company, on a combined basis with the operating entity with which it completes a Going Public Transaction, satisfies the financial conditions for listing on the NASDAQ Small-Cap Market immediately following the closing of the Going Public Transaction. These conditions were either satisfied or waived prior to the closing of the Exchange Transaction. The foregoing stock purchase agreement also grants demand and “piggy back” registration rights to HFI and to any continuing holders of the Company’s common stock that are deemed to be holding “restricted securities.”

As at the date of this Information Statement, Energroup does not have any policies in place with respect to whether it will enter into agreements with related parties in the future.

COMPLIANCE WITH SECTION 16(a) OF
THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Registrant’s executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of Energroup common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish the Registrant with copies of all Section 16(a) reports they file. Based on review of the copies of such forms received by the Registrant, and to the best of the Registrant’s knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner for the fiscal year ended December 31, 2006.

EXECUTIVE AND DIRECTOR COMPENSATION

The Registrant’s current sole executive officer and director does not receive any compensation for his services rendered to Energroup, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with Energroup. The Registrant has not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of its employees.

Employment Agreements

The following disclosure sets forth certain information regarding written employment agreements with our named executive officers:

Effective at Closing of the reverse takeover transaction described in our Current Report on Form 8-K filed on January 7, 2008, we entered into an executive employment agreements with each of Mr. Shi Huashan (President and Chief Executive Officer), Wang Shu (acting Chief Financial Officer) and Chen Fuyuan (Chief Operating Officer). Each agreement provides for a yearly salary of USD $100,000 payable in monthly installments in accordance with our standard payroll practices for salaried employees. Each executive officer’s salary will be subject to adjustment pursuant to our employee compensation policies in effect from time to time. Under the terms of each of the agreements, each executive officer will be entitled to the benefits that we customarily make available to employees in comparable positions. Each officer has the right to terminate his or her employment by giving the Company prior notice with or without cause, and the Company holds an equal right. The Board of Directors or appropriate committee thereof, may from time to time, in its sole discretion, adjust the salaries and benefits paid to the Company’s executive officers. A copy of the employment agreements are included as exhibits to the Registrant’s Form 8-K filed on January 7, 2008.

The following is a summary of the compensation to be paid under these employment agreements in the upcoming fiscal year ended December 31, 2007 to our named executive officers:

Summary of Compensation To Be Paid Under Employment Agreements for

Fiscal Year Ended December 31, 2007

	Annual Compensation
Name and Principal Position	Salary	Bonus(1)	Other annual compensation
Shi Huashan President, Chief Executive Officer	$100,000	—	—

Wang Shu Chief Financial Officer	$100,000	—	—

Chen Fuyuan Chief Operating Officer	$100,000	—	—

(1) The Company has no arrangements with its executive officers to pay bonuses or other annual compensation.

Compensation of Directors

Upon taking office as directors, the Registrant agreed to pay the incoming successor directors a flat fee of $12,000 per year as compensation for their services as directors, with additional compensation for service on board committees to be determined by the full board of directors.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Beneficial Owners and Management Prior to the Transactions

The following table sets forth information regarding the beneficial ownership of our common stock as of December 5, 2007, for each of the following persons, prior to the transactions contemplated by the Exchange Agreement and Purchase Agreement (the “Transactions”):

•	each of our directors and named executive officers prior to the Closing of the Transactions;

•	all of the directors and executive officers as a group prior to the Closing of the Transactions; and

•	each person who is known by us to own beneficially five percent or more of our common stock prior to the change of control transaction.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder’s name. Unless otherwise indicated, the address of each beneficial owner listed below is c/o Energroup Holdings Corporation, 12890 Hilltop Road, Argyle, Texas 76226. The percentage of class beneficially owned set forth below is based on 422,756 shares of common stock outstanding on December 5, 2007.

Name of Shareholder	Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned Before the Exchange Transaction
Name of Executive Officers and Directors:
Timothy P. Halter (1)	347,827	82.3%
Other 5% Shareholders:
Halter Financial Investments, L.P. (2)	347,827	82.3%
Jenson Services, Inc. (3)	65,389	15.5%
All directors and executive officers as a group (one person)	347,827	82.3%
_______________

(1)
Shares are owned by Halter Financial Investments, L.P. of which TPH Capital, L.P. is a limited partner of which TPH Capital GP, LLC is the sole general partner. Timothy P. Halter is the sole member of TPH Capital GP, LLC.

(2)
Halter Financial Investments, L.P. is a Texas limited partnership in which Timothy P. Halter, David Brigante, Marat Rosenberg and George Diamond (or their affiliated entities) are general or limited partners, and each has voting power and investment power over the securities owned by Halter Financial Investments, L.P.

(3)
The address for this shareholder is 4685 S. Highland Drive, #202, Salt Lake City, UT 84117. The natural person with voting power and investment power over the securities owned by Jenson Services, Inc. is Duane Jenson.

Security Ownership of Beneficial Ownership and Management after the Transactions

The following table sets forth information regarding the beneficial ownership of our common stock as of January 3, 2008, for each of the following persons, after giving effect to the Transactions:

•	each of our directors and each of the named executive officers after the Closing of the Transactions;

•	all directors and named executive officers as a group after the Closing of the Transactions; and

•	each person who is known by us to own beneficially five percent or more of our common stock after the change of control transaction.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder’s name. Unless otherwise indicated, the address of each beneficial owner listed below is c/o Dalian Precious Sheen Investments Consulting Co., Ltd., No. 9, Xin Yi Street, Ganjingzi District, Dalian City, Liaoning Province, PRC 116039. The percentage of class beneficially owned set forth below is based on 21,136,391 shares of common stock outstanding on January 3, 2008.

Name of Shareholder	Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned After the Exchange Transaction
Name of Executive Officers and Directors:
Shi Huashan, President, Chief Executive Officer and Chairman of the Board of Directors	14,724,948 (1)	69.5%
Wang Shu, Chief Financial Officer and Director	0	0%
Chen Fuyuan, Chief Operating Officer	0	0%
Ma Fengqin, Director	0	0%
Wang Shuying, Director	0	0%
Matthew Dillon, Director	0	0%
Wendy Li, Director	0	0%
Nestor Gounaris, Director	0	0%
Other 5% Shareholders:
Shine Gold Holdings Limited	10,690,668 (1)	50.6%
Shiny Snow Holdings Limited	1,948,890 (1)	9.2%
Smart Beat Limited	2,049,390 (1)	9.7%
Barry Kitt	2,045,455 (2)	9.7%
All directors and executive officers as a group (8 persons)	14,724,948	69.5%
_______________

(1)
Shine Gold Holdings Limited, Shiny Snow Holding Limited, and Smart Beat Limited, are each a company organized under the laws of the British Virgin Islands (collectively, the “Shi Family Companies”). The registered address for the Shi Family Companies is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. Mr. Shi Huashan and certain of his relatives (the “Shi Family”) have entered into trust agreements with three non-PRC individuals, under which the non-PRC individuals shall hold the shares of the Shi Family Companies as trustees for the benefit of the Shi Family. The natural persons with voting power and investment power on behalf of the Shi Family Companies are (i) Chong Shun, (ii) Kuo Ching Wan Amy, and (iii) Wey Meirong, respectively (collectively, the “Trustees”). As beneficiaries of the trust arrangements, members of the Shi Family have only economic rights with respect to the shares held by the Shi Family Companies. Mr. Shi Huashan and the Shi Family hereby disclaim beneficial ownership except to the extent of their pecuniary interest in the Company shares held by the Shi Family Companies.

(2)
Barry Kitt exercises investment discretion and control over the shares of common stock of the Company held by The Pinnacle Fund, L.P., a Texas limited partnership (“Pinnacle”) and Pinnacle China Fund, L.P., a Texas limited partnership (“Pinnacle China”). Pinnacle Advisers, L.P. (“Advisers”) is the general partner of Pinnacle. Pinnacle Fund Management, LLC (“Management”) is the general partner of Advisers. Mr. Kitt is the sole member of Management. Pinnacle China Advisers, L.P. (“China Advisers”) is the general partner of Pinnacle China. Pinnacle China Management, LLC (“China Management”) is the general partner of China Advisers. Kitt China Management, LLC (“China Manager”) is the manager of China Management. Mr. Kitt is the manager of China Manager. As of December 31, 2007, Pinnacle and Pinnacle China were the beneficial owners of 2,045,454 shares of Common Stock. Mr. Kitt may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Pinnacle and Pinnacle China. Mr. Kitt expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by Pinnacle and Pinnacle China.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGROUP HOLDINGS CORPORATION (Registrant)

By:	/s/ Shi Huashan
Shi Huashan
Chief Executive Officer and Chairman of the Board of Directors

Dated: January 17, 2008